CERTIFICATE of QUALIFIED PERSON

This Certificate of Qualified Person has been prepared to meet the requirements of National Instrument 43-101 Standards of Disclosure for Mineral Projects, Part 8.1.

a) **Name, Address, Occupation:**
Michael J. Robertson

The MSA Group (Pty) Ltd, Henley House, Greenacres Office Park, Cnr Victory & Rustenburg Roads, Victory Park, 2195, Johannesburg, South Africa.

Geologist employed as Principal Consultant.

b) **Title and Effective Date of Technical Report:**
"**Silver City Project, Bräunsdorf Licence, Saxony, Germany - NI 43-101 Technical Report**", with an effective date of September 17, 2021 (the "Technical Report")

c) **Qualifications, Relative Experience, and professional Associations:**
I graduated from the University of the Witwatersrand, Johannesburg, South Africa, with a Bachelor of Science in Engineering (Mining Geology) in 1985 and a Master of Science in 1989. I am a Professional Natural Scientist (Pr.Sci.Nat. 400005/92) registered with the South African Council for Natural Scientific Professions, a Member of the Australasian Institute of Mining and Metallurgy (Membership No. 316078) and a Fellow of the Geological Society of South Africa. I have practiced my profession continuously since 1989 and have experience in mineral exploration and geological consulting on projects throughout Africa and in the Middle East, Australia, Canada, Mexico, Russia and Kazakhstan. I have managed exploration projects, conducted mineral property reviews and exploration programme audits, authored independent technical reports for public reporting purposes, and contributed to scoping, prefeasibility and feasibility studies. I have specific and relevant experience in structurally controlled vein-type precious metal deposits. As a result of my qualifications and experience, I am a Qualified Person as defined in National Instrument 43-101.

d) **Personal Inspection:**
I visited the Silver City Project (the "Project") from 14 to 17 September 2021. The site visit included briefings from geology and exploration personnel, review of Project data, inspection of Project drill sites and drill core, and inspection of logging and sampling procedures.

e) **Responsibilities:**
I am responsible for all sections of this Technical Report.

f) **Independence:**
I am independent of Excellon Resources Inc. and Silver City Corp. in accordance with the application of Section 1.5 of National Instrument 43-101.

g) **Prior Involvement:**
I have had no prior involvement in the Project.

h) **Compliance with NI 43-101:**
I have read National Instrument 43-101 and Form 43-101FI and the Technical Report has been prepared in compliance with same.

i) **Disclosure:**
As of 22 December 2021, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated: 22 December 2021.

("Original signed")

Michael J. Robertson
Principal Consultant
The MSA Group (Pty) Ltd